ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 MAY 25 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030376

SUPPL

MEMORANDUM

To	:	Directors Allgreen Properties Limited
From	:	Company Secretary
Date	:	13 May 2004
Re	:	Allgreen Properties Limited – First Quarter 2004 Financial Statements Announcement

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We forward herewith a copy of the First Quarter 2004 Financial Statements Announcement released this evening for your information.

Regards,

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Isoo Tan

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 733 2822 Fax: 738 3800 Telex: RS 22822 KUOKS
Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

File No. 82-4959

MASNET No. 50 OF 13.05.2004
Announcement No. 50

ALLGREEN PROPERTIES LIMITED

FIRST QUARTER 2004 FINANCIAL STATEMENTS ANNOUNCEMENT

1Q_2004_13.5.04.pd·

Submitted by Ms Isoo Tan, Company Secretary on 13/05/2004 to the SGX

ALLGREEN PROPERTIES LIMITED
First Quarter 2004 Financial Statements

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) **CONSOLIDATED INCOME STATEMENT FOR THE QUARTER ENDED 31 MARCH 2004:**

	1st quarter ended 31 March		
	2004 S$'000	2003 S$'000	Change %
Revenue	**81,100**	**120,133**	**(32.49)**
Cost of sales	(45,030)	(78,900)	(42.93)
Gross profit	**36,070**	**41,233**	**(12.52)**
Other operating income including interest income	1,310	1,386	(5.48)
Distribution and selling expenses	(1,116)	(1,176)	(5.10)
Administrative expenses	(4,210)	(3,892)	8.17
Depreciation	(2,044)	(1,757)	16.33
Other operating expenses	(1,300)	(746)	74.26
Profit from operations	**28,710**	**35,048**	**(18.08)**
Interest expense	(2,681)	(4,457)	(39.85)
Other finance costs	(181)	(76)	138.16
Share of results of associated companies	-	(33)	nm
Profit before taxation	**25,848**	**30,482**	**(15.20)**
Taxation (Note A)	(2,664)	(6,276)	(57.55)
Profit after taxation but before minority interests	**23,184**	**24,206**	**(4.22)**
Minority interests	(3,746)	(1,930)	94.09
Profit attributable to shareholders	**19,438**	**22,276**	**(12.74)**

(ii) Note A:

	1st quarter 2004 S$000	1st quarter 2003 S$000	%
Included in the taxation:			
- Net overprovision of deferred tax due to reduction in tax rate	2,998	1,800	66.56

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS AS AT:

	Group		Company	
	31/03/04 S$'000	31/12/03 S$'000	31/03/04 S$'000	31/12/03 S$'000
Property, plant and equipment	185,295	183,653	427	458
Investment properties	1,192,500	1,192,500	-	-
Subsidiary companies	-	-	1,592,268	1,587,251
Associated companies	5,623	5,634	3,510	3,510
Current Assets				
Stocks	474	509	-	-
Development properties	1,179,972	1,193,849	-	-
Trade debtors	70,707	42,820	-	-
Other debtors	37,906	53,380	440	241
Variable rate notes	-	10,000	-	-
Cash and bank balances	49,645	131,231	57	1,983
Total current assets	1,338,704	1,431,789	497	2,224
Total assets	**2,722,122**	**2,813,576**	**1,596,702**	**1,593,443**
Share capital	525,558	525,172	525,558	525,172
Reserves	635,027	633,923	354,700	353,596
Retained profits	433,630	414,949	481,726	480,513
	1,594,215	1,574,044	1,361,984	1,359,281
Minority interests	285,190	296,568	-	-
Long-term borrowings	445,860	454,760	-	-
Rental deposits	8,908	8,853	-	-
Deferred taxation	25,359	32,985	-	-
Current liabilities				
Trade creditors	56,932	54,378	1,960	3,054
Rental deposits	4,129	3,834	-	-
Other creditors	475	357	-	-
Advances from subsidiary companies	-	-	201,762	225,015
Advances from associated companies	2,994	2,394	2,833	2,233
Provision for taxation	46,089	41,317	4,306	3,860
Borrowings	251,971	344,086	23,857	-
Total current liabilities	362,590	446,366	234,718	234,162
Total equity and liabilities	**2,722,122**	**2,813,576**	**1,596,702**	**1,593,443**

1(b)(ii). Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/3/2004 (S$'000)		As at 31/12/2003 (S$'000)	
Secured	Unsecured	Secured	Unsecured
222,463	29,508	344,086	-

Amount repayable after one year

As at 31/3/2004 (S$'000)		As at 31/12/2003 (S$'000)	
Secured	Unsecured	Secured	Unsecured
445,860	-	454,760	-

Details of collateral:

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASHFLOW STATEMENT FOR THE QUARTER ENDED 31 MARCH 2004:

	1st quarter ended 31 March	
	2004 S$'000	2003 S$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	25,848	30,482
Adjustments for:		
Share of results of associated companies	-	33
Provision for diminution in value of development properties written back	(689)	(3,140)
Depreciation of property, plant and equipment	2,044	1,757
Gain on disposal of property, plant and equipment (net)	1	2
Interest income	(109)	(323)
Interest expense	2,681	4,457
Operating profit before working capital changes	**29,776**	**33,268**
Decrease in stocks	35	98
Decrease in development properties	16,311	44,192
Increase/(decrease) in trade and other debtors	(30,479)	75,911
Increase/(decrease) in trade and other creditors	2,672	(10,392)
Increase in rental deposits	350	231
Cash generated from operations	**18,665**	**143,308**
Interest paid	(6,041)	(6,468)
Income tax paid	(5,507)	(4,444)
Net cash generated from operating activities	**7,117**	**132,396**
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipt from variable rate notes	10,000	-
Proceeds from disposal of property, plant and equipment	1	1
Additions to property, plant and equipment	(3,688)	(1,811)
Liquidation of a subsidiary company (Note A)	(10)	-
Interest received	109	323
Net cash used in investing activities	**6,412**	**(1,487)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	733	-
Funds from/(to) minority shareholders	2,952	(16,431)
Funds from associated companies	600	25
Additional borrowings	29,500	10,050
Reduction in borrowings	(128,900)	(38,900)
Net cash used in financing activities	**(95,115)**	**(45,256)**
Net (decrease)/increase in cash and cash equivalents	**(81,586)**	**85,653**
Cash and cash equivalents as at the beginning of the quarter	131,231	137,953
Cash and cash equivalents as at the end of the quarter	**49,645**	**223,606**

Note A: Liquidation of a subsidiary company

A subsidiary company was wound up during the period. Summary of effects of liquidation of the subsidiary company is as follows:

	2004 S$'000	2003 S$'000
Advances to minority shareholders	(18,066)	-
Cash and cash equivalents	(34)	-
Minority interests	18,076	-
	(24)	-
Cash and cash equivalents of subsidiary company liquidated	34	-
Cash flow on liquidation of a subsidiary company	10	-

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE QUARTER ENDED 31 MARCH 2004:

	Share capital S$'000	Revaluation reserve S$'000	Share premium S$'000	Dividend reserve S$'000	Retained profits S$'000	Total S$'000
Group						
Balance as at 1/1/2003	525,000	321,941	324,768	28,665	379,355	1,579,729
Net profit for the period	-	-	-	-	22,276	22,276
Balance as at 31/3/2003	**525,000**	**321,941**	**324,768**	**28,665**	**401,631**	**1,602,005**
Balance as at 1/1/2004	525,172	280,327	324,922	28,674	414,949	1,574,044
Net profit for the period	-	-	-	-	19,438	19,438
Dividend proposed for the previous year	-	-	-	757	(757)	-
Issue of shares under the Allgreen Share Option Scheme 2002	386	-	347	-	-	733
Balance as at 31/3/2004	**525,558**	**280,327**	**325,269**	**29,431**	**433,630**	**1,594,215**
Company						
Balance as at 1/1/2003	525,000	-	324,768	28,665	505,828	1,384,261
Net profit for the period	-	-	-	-	2,659	2,659
Balance as at 31/3/2003	**525,000**	**-**	**324,768**	**28,665**	**508,487**	**1,386,920**
Balance as at 1/1/2004	525,172	-	324,922	28,674	480,513	1,359,281
Net profit for the period	-	-	-	-	1,970	1,970
Dividend proposed for the previous year	-	-	-	757	(757)	-
Issue of shares under the Allgreen Share Option Scheme 2002	386	-	347	-	-	733
Balance as at 31/3/2004	**525,558**	**-**	**325,269**	**29,431**	**481,726**	**1,361,984**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2004, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/1/2004	1,050,344	525,172
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	771	386
Issued share capital as at 31/3/2004	1,051,115	525,558

As at 31 March 2004, there were 9,556,000 (As at 31 March 2003: 11,210,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group	
	First Quarter 2004	First Quarter 2003
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :		
(i) Based on the weighted average number of shares	1.85 cents	2.12 cents
- Weighted number of shares ('000)	1,050,717	1,050,000
(ii) On a fully diluted basis	1.85 cents	2.12 cents
- Adjusted weighted number of shares ('000)	1,052,448	1,050,117

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on and (b) immediately preceding financial year.

	Group		Company	
	31/03/04 S$	31/12/03 S$	31/03/04 S$	31/12/03 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.52	1.50	1.30	1.29

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

The Group's revenue declined by 39.49% to S$81.1 million in 1Q 2004 from S$120.1 million in 1Q 2003. This was mainly due to a significant drop in revenue from development properties resulting from lower progress recognition of revenue.

During 1Q 2004, the revenue from development properties was contributed by Kerrisdale at Beatty Road, Binjai Crest at Jln Kampong Chantek (TOP was obtained in March), Pavilion Park (Phase 1b) at Bukit Batok, Baywater at Bedok Reservoir Road/Bedok North Ave 3, Queens at Stirling Road and Horizon Green at Ang Mo Kio Ave 2/5.

Interest expense decreased due to lower borrowings and lower interest rate. As at 31 March 2004, the borrowings amounted to S$697.8 million as compared to S$798.8 million as at 31 December 2003. This led to an improvement in the gearing to 0.34 from 0.36.

Included in taxation is a write-back of over-provision of tax amounting to S$3.0 million. The write-back in 1Q 2004 was largely due to the adjustment in deferred tax charge as a result of reduction in income tax rate from 22% to 20% as announced on Budget Day in February 2004.

As a result of the above, the attributable profit to shareholders declined to S$19.4 million in 1Q 2004 from S$22.3 million in 1Q 2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.

Our reported results for 1Q 2004 are in line with the prospect statement made in year end 2003 results announcement of a profitable year for 2004.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

In spite of the increasing evidence of an economic recovery and job improvement since 4Q 2003, the residential property market remains sluggish this quarter. In general, there are prospects for an improvement in 2Q 2004 for the property development industry.

Barring any unforeseen circumstances, Allgreen will continue to be profitable in 2004.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared recommended for the current financial period reported on?	No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?	No

(c) Date payable
Not applicable.

(d) Books closure date
Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
13/05/2004